SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                  SCHEDULE TO

     Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

     (Amendment No. 1) *
     -----------------------------------------------------

     Biggest Little Investments, L.P.
     -----------------------------------------------------
     (Name of Subject Company (issuer))

     Ben Farahi
     -----------------------------------------------------
     (Names of Filing Persons (identifying status as offeror, issuer or other person))

     Limited Partnership Units
     -----------------------------------------------------
     (Title of Class of Securities)

     None
     -----------------------------------------------------
     (CUSIP Number of Class of Securities)
     -----------------------------------------------------
     Ben Farahi
     Manager
     Maxum LLC
     3650 S. Virginia Street, Suite K2
     Reno, Nevada  89502
     (775) 825-3355

     Copy To:
     Michael J. Choate, Esq.
     Shefsky & Froelich
     111 E. Wacker Drive, Suite 2800
     Chicago, Illinois  60601

     (Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
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                          CALCULATION OF FILING FEE
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Transaction valuation*  $2,750,000               Amount of filing fee  $550.00
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     *     For purposes of calculating the fee only. This amount assumes the purchase of 25,000 units of limited partnership interest of the subject partnership for $110.00 per unit. The amount of the filing fee, calculated in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidder.

     [ ]   Check the box if any part of the fee is offset as provided by Rule
0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $550.00






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Form or Registration No.: 005-56511
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Filing Party:  Ben Farahi
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Date Filed:  January 30, 2009
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     [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X] third-party tender offer subject to Rule 14d-1.
     [ ] issuer tender offer subject to Rule 13e-4.
     [ ] going-private transaction subject to Rule 13e-3.
     [ ] amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                            TENDER OFFER STATEMENT

Item 1.  Summary Term Sheet.

     Reference is made to the Summary Term Sheet of the Offer to Purchase dated January 30, 2009 (the "Offer to Purchase"), as amended by the Extension of Offer to Purchase dated March 20, 2009 attached as Exhibit (a)(1) hereto (the "Extension of Offer to Purchase"), which is incorporated by reference herein.

Item 2.  Subject Company Information.

     (a) The name of the subject company is Biggest Little Investments, L.P. (the "Company"). The Company's principal executive offices are located at 3650 S. Virginia Street, Suite K2, Reno, Nevada 89502 and its telephone number is (775) 825-3355.

     (b) The title of the securities that are the subject of this offer is units of limited partnership interest in the Company ("Units"). As of September 30, 2008 there were approximately 180,937 Units outstanding.

     (c) There is no established trading market for the Units (except for limited or sporadic quotations).

Item 3.  Identity and Background of Filing Person.

     Ben Farahi is tendering for the Units (the "Purchaser"). The Purchaser's business address is 3650 S. Virginia Street, Suite K2, Reno, Nevada 89502 and his telephone number is (775) 825-3355. The Purchaser owns, directly or indirectly, 34.0% of the outstanding Units and is the sole manager of Maxum LLC, a Nevada limited liability company and the general partner of the Company. From 1993 to May 23, 2006, the Purchaser was Co-Chairman of the Board, Chief Financial Officer, Secretary and Treasurer of Monarch Casino & Resort, Inc., located at 3800 S. Virginia St., Reno, Nevada 89502, which, through its wholly-owned subsidiary Golden Road Motor Inn, Inc. ("Golden Road"), a Nevada corporation, owns and operates the tropically themed Atlantis Hotel Casino in Reno, Nevada. Since September 1, 1978, the Purchaser has been a partner in Farahi Investment Company which is involved in real estate investment and development. During the last five years, the Purchaser neither: (i) was convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); nor (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to federal or state securities laws or finding any violation with respect to such laws. The Purchaser is a U.S. citizen.






Item 4.	Terms of the Transaction.

     (a)(1)

     (i) Subject to the conditions set forth in the Offer to Purchase, as amended by the Extension of Offer to Purchase, the Purchaser is seeking tenders for 25,000 Units (the "Offer").

     (ii) The purchase price will be $110.00 per Unit. Reference is hereby made to the Cover Page, Summary Term Sheet and the sections entitled "Terms of the Offer," "Proration; Acceptance for Payment and Payment for Units" and "Conditions of the Offer" of the Offer to Purchase, as amended by the Extension of Offer to Purchase, which are incorporated by reference herein.

     (iii) The Offer is scheduled to expire at midnight, Eastern Time, on April 9, 2009, unless extended. Reference is hereby made to the Cover Page, Summary Term Sheet and the sections entitled "Terms of the Offer," "Proration; Acceptance for Payment and Payment for Units," "Withdrawal Rights" and "Extension of Tender Period; Termination; Amendment" of the Offer to Purchase, as amended by the Extension of Offer to Purchase, which are incorporated by reference herein.

     (iv) A subsequent offering period will not be available. Reference is hereby made to the Summary Term Sheet and the section entitled "Extension of Tender Period; Termination; Amendment" of the Offer to Purchase, as amended by the Extension of Offer to Purchase, which are incorporated by reference herein.

     (v) Reference is hereby made to the Cover Page, Summary Term Sheet and the sections entitled "Terms of the Offer," "Proration; Acceptance for Payment and Payment for Units," "Withdrawal Rights" and "Extension of Tender Period; Termination; Amendment" of the Offer to Purchase, as amended by the Extension of Offer to Purchase, which are incorporated by reference herein.

     (vi) Reference is hereby made to the Summary Term Sheet and the sections entitled "Terms of the Offer," "Proration; Acceptance for Payment and Payment for Units," "Withdrawal Rights" and "Extension of Tender Period; Termination; Amendment" of the Offer to Purchase, as amended by the Extension of Offer to Purchase, which are incorporated by reference herein.

     (vii) Reference is hereby made to the Cover Page, Summary Term Sheet and the sections entitled "Terms of the Offer," "Proration; Acceptance for Payment and Payment for Units," "Procedures for Tendering Units," "Withdrawal Rights" and "Extension of Tender Period; Termination; Amendment" of the Offer to Purchase, as amended by the Extension of Offer to Purchase, which are incorporated by reference herein.

     (viii) Reference is hereby made to the Summary Term Sheet and the section entitled "Proration; Acceptance for Payment and Payment for Units" of the Offer to Purchase, as amended by the Extension of Offer to Purchase, as amended by the Extension of Offer to Purchase, which is incorporated by reference herein.

     (ix) Reference is hereby made to the section entitled "Proration; Acceptance for Payment and Payment for Units" of the Offer to Purchase, as amended by the Extension of Offer to Purchase, which is incorporated by reference herein.

     (x) Reference is hereby made to the section entitled "Effects of the Offer" of the Offer to Purchase, as amended by the Extension of Offer to Purchase, which is incorporated by reference herein.

     (xi)  Not applicable.

     (xii) Reference is hereby made to the section entitled "Certain Federal Income Tax Consequences" of the Offer to Purchase, as amended by the Extension of Offer to Purchase, which is incorporated by reference herein.

(a)(2) Not applicable.




Item 5.  Past Contacts, Transactions, Negotiations and Agreements.

     Except as described in the sections entitled "Conflicts of Interest and Transactions with Affiliates" and "Certain Information Concerning Me" of the Offer to Purchase, as amended by the Extension of Offer to Purchase, which are hereby incorporated by reference herein, none of the events set forth in Item 1005(a) and (b) of Regulation M-A has occurred.

Item 6.  Purposes of the Transaction and Plans or Proposals.

     (a) Reference is hereby made to the Cover Page and the section entitled "Future Plans" of the Offer to Purchase, as amended by the Extension of Offer to Purchase, which is incorporated by reference herein.

     (b) None of the events set forth in Item 1006(c)(1) through (7) of Regulation M-A are planned, proposed or being negotiated, other than as described in the section entitled "Certain Information Concerning Your Partnership--Your Partnership's Current Investments" of the Offer to Purchase, as amended by the Extension of Offer to Purchase, which is incorporated by reference herein.

Item 7.  Source and Amount of Funds or Other Consideration.

     (a) Reference is hereby made to the Summary Term Sheet and section entitled "Source of Funds" of the Offer to Purchase, as amended by the Extension of Offer to Purchase, which is incorporated by reference herein.

     (b) There are no material conditions to the financing of the transaction. There are no alternative financing plans or arrangements for the transaction.

     (d) Except as set forth in the section entitled "Source of Funds" of the Offer to Purchase, as amended by the Extension of Offer to Purchase, which is incorporated by reference herein, none of the funds required for the purpose of the transaction are expected to be borrowed, directly or indirectly.

Item 8.  Interest in Securities of the Subject Company.

     (a) The Purchaser beneficially owns, and has sole voting power with respect to, 61,586 Units, constituting 34.0% of the outstanding Units based on the 180,937 Units outstanding as of September 30, 2008.

     (b) Between September 2008 and December 2008, through various private transactions, the Purchaser agreed to purchases for an aggregate of 1,330 Units at $140 per Unit. In January 2009, the Purchaser acquired an aggregate of 2,091 Units for $120 per Unit in private transactions.

Item 9. Persons/Assets Retained, Employed, Compensated or Used.

     No persons have been employed, retained or are to be compensated by the Purchaser to make solicitations or recommendations in connection with the Offer.

Item 10.  Financial  Statements.

     (a) The Purchaser's net worth is in excess of $10,000,000. The Purchaser does not have any material guarantees and contingencies that may negatively affect his net worth. Assets that are not readily marketable do not make up a significant portion of the Purchaser's net worth.

     (b) Not applicable.

Item 11.  Additional Information.

     (a) Not applicable.

     (b) As of March 20, 2009, 2,389 Units have been tendered to the Purchaser. The Offer to Purchase, as amended by the Extension of Offer to Purchase, is hereby incorporated by reference herein.



Item 12.  Exhibits.

     (a)(1) Extension of Offer to Purchase, dated March 20, 2009.

     (a)(2) Cover Letter, dated March 20, 2009, from the Purchaser to Limited Partners.

     (a)(3) Offer to Purchase, dated January 30, 2009. (Incorporated by reference to Exhibit (a)(1) to Schedule TO filed on January 30, 2009 by the Purchaser with the Securities and Exchange Commission.)

     (a)(4) Letter of Transmittal and Related Instructions. (Incorporated by reference to Exhibit (a)(2) to Schedule TO filed on January 30, 2009 by the Purchaser with the Securities and Exchange Commission.)

     (a)(5) Cover Letter, dated January 30, 2009, from the Purchaser to Limited Partners. (Incorporated by reference to Exhibit (a)(3) to Schedule TO filed on January 30, 2009 by the Purchaser with the Securities and Exchange Commission.)

Item 13.  Information Required by Schedule 13E-3.

     Not Applicable.





                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                            /s/ Ben Farahi
                            --------------
                                Ben Farahi

Dated:  March 20, 2009





Exhibit Index

Exhibit No.

(a)(1)  Extension of Offer to Purchase, dated March 20, 2009.

(a)(2)  Cover Letter, dated March 20, 2009, from the Purchaser to Limited
        Partners.

(a)(3) Offer to Purchase, dated January 30, 2009. (Incorporated by reference to Exhibit (a)(1) to Schedule TO filed on January 30, 2009 by the Purchaser with the Securities and Exchange Commission.)

(a)(4) Letter of Transmittal and Related Instructions. (Incorporated by reference to Exhibit (a)(2) to Schedule TO filed on January 30, 2009 by the Purchaser with the Securities and Exchange Commission.)

(a)(5) Cover Letter, dated January 30, 2009, from the Purchaser to Limited Partners. (Incorporated by reference to Exhibit (a)(3) to Schedule TO filed on January 30, 2009 by the Purchaser with the Securities and Exchange Commission.)